FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 29, 2008

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge  CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F       X         Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   _____        No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated April 29, 2008

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2008
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FIRST QUARTER ENDED 31 MARCH 2008
A conference call discussing these results will be audiocast today at 08:30 BST at www.arm.com/ir

CAMBRIDGE, UK, 29 April 2008—ARM Holdings plc [(LSE: ARM); (Nasdaq: ARMH)] announces its unaudited financial results for the first quarter ended 31 March 2008

Highlights (US GAAP unless otherwise stated)
•	Q1 dollar revenues at $134.3m, up 4% year-on-year
•	Processor Division (PD) total revenue at $91.1m, up 11% year-on-year
•	PD royalty revenue at $54.8m, up 22% year-on-year
•	889 million units shipped
•	Physical IP Division (PIPD) total revenue at $20.9m, up 7% sequentially
•	PIPD underlying royalty revenue up 20% year-on-year
•	Group backlog flat quarter-on-quarter, remaining at record high
•	Normalised PBT and EPS at £21.3m (US GAAP £12.2m) and 1.17p (US GAAP 0.69p) respectively
•	Net cash of £55m at end Q1
•	£13m spent on share buybacks in Q1
•	Normalised cash generation of £14m in Q1
•	FY 2008 guidance unchanged

Commenting on the results, Warren East, Chief Executive Officer, said:
“ARM has made an encouraging start to 2008. Our Q1 results demonstrate robust operational execution, with sequential revenue growth in PIPD and continued strong demand for our Cortex® family of microprocessors with a further seven licenses being signed in the quarter. Growth in underlying royalty revenues in both PD and PIPD of more than 20% year-on-year provides further evidence of the increasing use of ARM’s technology in the rapidly broadening range of consumer electronics products.”

Q1 2008 – Revenue Analysis
	Revenue ($M)***			Revenue (£M)
	Q1 2008	Q1 2007	% Change	Q1 2008	Q1 2007	% Change
PD
Licensing	36.3	37.4	-3%	18.3	19.4	-6%
Royalties	54.8	45.0	22%	27.8	23.0	21%
Total PD	91.1	82.4	11%	46.1	42.4	9%
PIPD
Licensing	11.8	16.9	-30%	5.9	8.7	-32%
Royalties	9.1[1]	8.4[1]	9%	4.7[1]	4.3[1]	9%
Total PIPD	20.9	25.3	-17%	10.6	13.0	-18%
Development Systems	14.2	13.5	5%	7.1	6.9	3%
Services	8.1	8.0	2%	4.1	4.2	-3%
Total Revenue	134.3	129.2	4%	67.9	66.5	2%
1 Includes catch-up royalties in Q1 2008 of $0.8m (£0.4m) and in Q1 2007 of $1.5m (£0.8m).

1 of 14

Q1 2008 – Financial Summary
£M	Normalised*			US GAAP
	Q1 2008	Q1 2007	% Change	Q1 2008	Q1 2007
Revenue	67.9[1]	66.5	2%	67.9	66.5
Income before income tax	21.3	21.6	-1%	12.2	12.7
Operating margin	30.6%	30.3%		17.2%	16.9%
Earnings per share (pence)	1.17	1.14	3%	0.69	0.70
Net cash generation**	13.7	15.6
Effective fx rate ($/£)	1.98	1.94
¹ Equivalent to £69.1m at Q1 2007 effective $/£ rate

Current trading and prospects
ARM has made an encouraging start to 2008 with sequential revenue growth in PIPD and positive momentum in both PD and PIPD royalty revenues.

We remain cautious in the short term given the uncertainty in both the semiconductor industry and the wider macroeconomic environment. Against this backdrop and given the potential impact of industry seasonality on royalty revenues, total dollar revenues in Q2 are unlikely to be higher than Q1. However, consistent with our guidance in February, assuming no marked deterioration in the trading environment, we continue to expect to increase dollar revenues in FY 2008 by at least the growth rate achieved in 2007.

CONTACTS:
Fiona Laffan/Pavla Shaw	Tim Score/Ian Thornton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

* Normalised figures are based on US GAAP, adjusted for acquisition-related, share-based remuneration and restructuring charges. For reconciliation of GAAP measures to normalised non-GAAP measures detailed in this document, see notes 6.1 to 6.21.
** Before dividends and share buybacks, net cash flows from share option exercises and acquisition consideration - see notes 6.12 to 6.15.
*** Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars.  Approximately 95% of invoicing is in dollars.
**** Each American Depositary Share (ADS) represents three shares.

2 of 14

Financial review
(US GAAP unless otherwise stated)

Total revenues
Total dollar revenues in Q1 2008 were $134.3 million, up 4% versus Q1 2007.  Sterling revenues of £67.9 million were up 2% year-on-year after a 2% weakening of the dollar against sterling (ARM’s effective rate of $1.98 in Q1 2008 compared to $1.94 in Q1 2007). At the Q1 2007 effective rate, Q1 2008 sterling revenues would have been £69.1 million.

License revenues
Total dollar license revenues in Q1 2008 fell by 12% to $48.1 million, representing 36% of group revenues, compared to $54.3 million in Q1 2007. License revenues comprised $36.3 million from PD and $11.8 million from PIPD.

Royalty revenues
Total dollar royalty revenues in Q1 2008 grew by 20% to $63.9 million, representing 47% of group revenues, compared to $53.4 million in Q1 2007. Royalty revenues comprised $54.8 million from PD and $9.1 million from PIPD.

Against the backdrop of growth in more sophisticated mobile phones, underlying PD royalties grew 12% sequentially and 22% compared to Q1 2007.

Total PIPD royalties grew 9% to $9.1 million including $0.8 million of catch-up royalties. Underlying royalties were up by 20% year-on-year.

Development Systems and Service revenues
Sales of development systems in Q1 2008 were $14.2 million, representing 11% of group revenues, compared to $13.5 million in Q1 2007.  Service revenues in Q1 2008 were $8.1 million, representing 6% of group revenues, compared to $8.0 million in Q1 2007.

Gross margins
Gross margins in Q1 2008, excluding the FAS123(R) charge of £0.3 million (see below), were 88.8% compared to 89.4% in Q4 2007 and 89.5% in Q1 2007. The lower gross margin in Q1 2008 is due primarily to the higher revenue contribution from technology which includes payments to collaborative partners recorded as a cost of sale.

Operating expenses and operating margin
Total operating expenses in Q1 2008 were £48.4 million (Q1 2007: £48.0 million) including amortisation of intangible assets and other acquisition-related charges of £4.5 million (Q1 2007: £5.1 million),  £3.6 million (Q1 2007: £3.6 million) in relation to the fair value of share-based remuneration and related payroll taxes and restructuring charges of £0.7 million (Q1 2007: nil). Total share-based remuneration and related payroll tax charges of £3.9 million in Q1 2008 were included within cost of revenues (£0.3 million), research and development (£2.6 million), sales and marketing (£0.5 million) and general and administrative (£0.5 million). Normalised income statements for Q1 2008 and Q1 2007 are included in notes 6.20 and 6.21 below which reconcile US GAAP to the normalised non-GAAP measures referred to in this earnings release.

Operating expenses (excluding acquisition-related, share-based remuneration and restructuring charges) in Q1 2008 were £39.5 million compared to £39.3 million in Q1 2007 and £37.2 million in Q4 2007. The sequential increase in operating expenses from Q4 2007 to Q1 2008 is due primarily to salary inflation effective from the beginning of the year, the quarterly phasing profile of certain vacation pay and sabbatical accruals and a negative quarter-on-quarter foreign exchange impact on opex. Cost management remains a key focus with opex in the remaining quarters of 2008 expected to be lower than the Q1 level, subject to the potential negative impact on opex arising from movements in exchange rates.

Normalised research and development expenses were £16.3 million in Q1 2008, representing 24% of revenues, compared to £15.1 million in Q4 2007 and £16.6 million in Q1 2007. Normalised sales and marketing costs in Q1 2008 were £11.0 million, being 16% of revenues, compared to £11.1 million

3 of 14

in Q4 2007 and £11.1 million in Q1 2007. Normalised general and administrative expenses in Q1 2008 were £12.2 million, representing 18% of revenues, compared to £11.1 million in Q4 2007 and £11.6 million in Q1 2007.

Normalised operating margin in Q1 2008 was 30.6% (6.1) compared to 31.5% (6.2) in Q4 2007 and 30.3% (6.3) in Q1 2007. Operating margins in Q1 2008 were slightly ahead of Q1 2007 despite the weakening of the US dollar against sterling.

Earnings and taxation
Income before income tax in Q1 2008 was £12.2 million compared to £12.7 million in Q1 2007. After adjusting for acquisition-related, share-based remuneration and restructuring charges, normalised income before income tax in Q1 2008 was £21.3 million (6.5) compared to £21.6 million (6.7) in Q1 2007.  The group’s effective tax rate under US GAAP in Q1 2008 was 27% (Q1 2007: 25%) reflecting the availability of research and development tax credits and a reduction in the benefits arising from the structuring of the Artisan® acquisition.

In Q1 2008, fully diluted earnings per share prepared under US GAAP were 0.7 pence (4.1 cents per ADS****) compared to earnings per share of 0.7 pence (4.1 cents per ADS****) in Q1 2007. Normalised fully diluted earnings per share in Q1 2008 were 1.17 pence (6.16) per share (7.0 cents per ADS****) compared to 1.14 pence (6.18) (6.7 cents per ADS****) in Q1 2007.

Balance sheet
Intangible assets at 31 March 2008 were £380.4 million, comprising goodwill of £345.2 million and other intangible assets of £35.2 million, compared to £344.7 million and £39.4 million respectively at 31 December 2007.

Total accounts receivable were £72.0 million at 31 March 2008, comprising £53.9 million of trade receivables and £18.1 million of amounts recoverable on contracts, compared to £68.2 million at 31 December 2007, comprising £43.7 million of trade receivables and £24.5 million of amounts recoverable on contracts. Days sales outstanding (DSOs) were 52 at 31 March 2008 compared to 49 at 31 December 2007 and 41 at 31 March 2007. Having been temporarily higher at the end of Q1 2008, DSOs are now back to more typical levels following strong cash receipts in April.

Cash flow and share buyback programme
Net cash at 31 March 2008 was £55.2 million (6.9) compared to £51.3 million (6.10) at 31 December 2007. Normalised free cash flow in Q1 2008 was £13.7 million (6.12).

During the quarter, £13.0 million of cash was returned to shareholders through the purchase of 15 million shares. It is anticipated that the buyback programme will resume after the announcement of these results.

4 of 14

Operating review

Backlog
Group order backlog at the end of Q1 2008 remained at the record high level that was achieved in Q4 2007 and was up more than 20% on the level at the end of Q1 2007.

PD licensing
Fifteen processor licenses were signed in Q1 across the entire range of processor technology. Seven Cortex licenses were signed, including one further license for our newest microprocessor, the Cortex-A9 core. Interest in ARM’s 3D Mali™ graphics technology continued to develop, with Broadcom taking a license in the quarter, further demonstrating ARM’s success in selling specialist processor technologies beyond the traditional ARM® microprocessors.

Q1 2008 PD Licensing Analysis – 542 cumulative processor licenses
	Multi-use			Term			Per-use				Cumulative
	U	D	N	U	D	N	U	D	N	Total	Total
ARM7	1									1	154
ARM9			1	1		1			1	4	243
ARM11	1									1	65
Cortex-M3		1	2		1					4	18
Cortex-R4		1								1	11
Cortex-A8	1									1	10
Cortex-A9		1								1	5
Mali						1				1	6
Other		1								1	30
									Total	15	542

U:Upgrade     D:Derivative     N:New

PD royalties
PD unit shipments grew strongly in Q4 2007 (our partners report royalties one quarter in arrears) buoyed by growth in smartphones, audio players and other consumer electronics. Reported processor unit shipments were 889 million, up 7% sequentially and up 23% compared to Q1 2007. The ARM11™ family achieved 80% sequential growth and now represents approximately 3% of all units shipped. Shipments of new Cortex-based devices gathered pace with more than a quarter of a million units being shipped in a quarter for the first time. The ARM7™ and ARM9™ families now represent 57% and 40% of total shipments respectively. Not only does this demonstrate the longevity of ARM technology but it also underscores the material additional value to be derived from the significant license sales of ARM11 and later technology that have already been made.

The proportion of total units shipped in mobile devices grew to 70%, up from 67% in the previous quarter. The cause of this shift was a significant increase in the proportion of smartphones shipped during the Christmas season which contain more ARM technology per phone than less feature-rich devices. For the quarter, an ARM technology-based mobile phone contained an average of 1.7 ARM microprocessors. As smartphones typically use more sophisticated semiconductor devices with higher average selling prices per chip and as ARM’s royalties are typically based on a percentage of the selling price of the semiconductor chip, the overall average royalty per ARM microprocessor increased from 5.9c in Q4 2007 to 6.2c in Q1 2008.

In Q1 2008, shipments in ARM-based chips in embedded devices continued to grow compared to the previous quarter. Microcontrollers continued to grow, up 55% compared with Q1 2007, and ARM powered smartcards, used in secure identity cards, credit cards and SIM cards grew 25% sequentially to 30m units. The contribution from units shipped in home and enterprise was flat with growth in units shipped in digital TV being offset by falls in digital still cameras.

5 of 14

PIPD licensing
PIPD license revenue increased sequentially to $11.8 million in Q1 from $10.8 million in Q4 2007. Thirteen physical IP licenses were signed in the quarter for products across the technology portfolio, including two further licenses with top ten semiconductor companies. The attractiveness of ARM’s combined processor and physical IP offer was illustrated again in Q1 with additional business being signed which included technology from both divisions.

In February, we described how the PIPD business is transitioning from the technology catch-up phase which has been a key strategic focus since the acquisition of Artisan, to a more business-as-usual state for the development of leading-edge technology. In order to facilitate this transition, a reorganization of the business was undertaken in Q1 which included the creation of dedicated design centres to align better the skill sets of each centre with the challenges of customer centric development of leading-edge technology. This alignment included the elimination of 30 positions from our US operation in the quarter resulting in a restructuring charge of £0.7 million.

Also in Q1, we have strengthened PIPD’s ability to capitalise on the longer-term growth opportunity by investing both in key engineering and commercial management and in the infrastructure to improve internal processes to drive increased productivity and improved product delivery to customers. We have increased the breadth of our product offering through the addition of products available via our web channel and achieved significant milestones in the delivery of advanced technology to tier-1 customers.

Q1 2008 PIPD Licensing Analysis - 363 cumulative physical IP licenses
	Process Node (nm)	Total
Platform Licenses
Metro	180/130	2
Advantage	65	1
Standard Cell Libraries
Advantage	65/90	3
Metro	180	1
Memory Compilers
Advantage	90	1
Velocity PHYs	90/65	5
Quarter Total		13
Cumulative Total		363

PIPD royalties
PIPD royalties in Q1 2008 were $9.1 million, up 4% from $8.7 million in Q4 2007 and up 9% from $8.4 million in Q1 2007. Underlying royalties for PIPD were $8.3 million up 20% year-on-year. Sequentially, underlying royalties were broadly flat, representing market share gains given the 2.3% decline (source - Gartner Dataquest, January 2008) in foundry utilization rates during the corresponding period.

People
At 31 March 2008, ARM had 1,707 full-time employees, a net reduction of 21 since the year end, following the restructuring activities in PIPD in the first quarter. At the end of Q1, the group had 659 employees based in the UK, 494 in the US, 188 in Continental Europe, 293 in India and 73 in the Asia Pacific region.

Change to ARM’s NASDAQ ticker
On 14 April 2008, ARM American Depositary Receipts (ADR) started trading on NASDAQ under the new ticker symbol "ARMH". This change makes ARM ADRs compatible with the new NASDAQ platform and better aligns ARM with other leading NASDAQ semiconductor companies such as BRCM, INTC, MRVL and QCOM. The 3:1 ratio between ARM ordinary shares and an American Depositary Share (ADS) remains unchanged.

6 of 14

Legal matters
ARM is currently involved in ongoing litigation proceedings with Technology Properties Limited, Inc. Details are set out in the 2007 Annual Report on Form 20-F filed with the Securities and Exchange Commission on 7 April 2008. Based on independent legal advice, ARM does not expect any significant liability to arise in respect of these proceedings.

ARM had been involved in ongoing litigation proceedings with Nazomi Communications, Inc. The litigation has now been concluded with a ruling granted in ARM's favour.

7 of 14

ARM Holdings plc
First Quarter Results – US GAAP

	Quarter	Quarter
	ended	ended
	31 March	31 March
	2008	2007
	Unaudited	Unaudited
	£'000	£'000
Revenues
Product revenues	63,817	62,300
Service revenues	4,071	4,192
Total revenues	67,888	66,492

Cost of revenues
Product costs	(5,800)	(5,638)
Service costs	(2,040)	(1,590)
Total cost of revenues	(7,840)	(7,228)

Gross profit	60,048	59,264

Research and development	(18,966)	(18,997)
Sales and marketing	(11,554)	(11,906)
General and administrative	(12,702)	(12,462)
Restructuring costs	(718)	-
Amortization of intangibles purchased through business combination	(4,430)	(4,655)
Total operating expenses	(48,370)	(48,020)

Income from operations	11,678	11,244
Interest, net	571	1,457

Income before income tax	12,249	12,701
Provision for income taxes	(3,307)	(3,124)

Net income	8,942	9,577

Earnings per share (assuming dilution)
Shares outstanding ('000)	1,301,123	1,377,589
Earnings per share – pence	0.7	0.7
Earnings per ADS (assuming dilution)
ADSs outstanding ('000)	433,708	459,196
Earnings per ADS – cents	4.1	4.1

8 of 14

ARM Holdings plc
Consolidated balance sheet - US GAAP

	31 March	31 December
	2008	2007
	Unaudited	Audited
	£’000	£’000
Assets
Current assets:
Cash and cash equivalents	55,191	49,509
Short-term investments	36	232
Marketable securities	-	1,582
Accounts receivable, net of allowance of
£1,528,000 in 2008 and £1,504,000 in 2007	72,018	68,232
Inventory: finished goods	2,112	2,339
Income taxes receivable	7,492	6,552
Prepaid expenses and other assets	15,578	13,089
Investments	-	1,180
Total current assets	152,427	142,715

Deferred income taxes	11,139	11,309
Prepaid expenses and other assets	2,492	2,860
Property and equipment, net	11,224	12,042
Goodwill	345,192	344,663
Other intangible assets	35,188	39,375
Investments	3,701	3,701
Total assets	561,363	556,665

Liabilities and shareholders’ equity
Accounts payable	2,468	2,230
Income taxes payable	8,306	3,704
Personnel taxes	1,777	1,751
Accrued liabilities	20,837	25,670
Deferred revenue	28,282	27,543
Total current liabilities	61,670	60,898

Deferred income taxes	1,346	2,027
Total liabilities	63,016	62,925

Shareholders’ equity
Ordinary shares	672	672
Additional paid-in capital	371,876	367,680
Treasury stock, at cost	(91,463)	(90,000)
Retained earnings	234,494	234,455
Accumulated other comprehensive income:
Unrealized holding loss on available-for-sale securities, net of tax of £nil (2007: £85,000)	(68)	(214)
Cumulative translation adjustment	(17,164)	(18,853)
Total shareholders’ equity	498,347	493,740

Total liabilities and shareholders’ equity	561,363	556,665

9 of 14

Notes to the Financial Information
(1) Basis of preparation
US GAAP
The financial information prepared in accordance with the Company’s US GAAP accounting policies comprises the consolidated balance sheets as of 31 March 2008 and 31 December 2007 and related income statements for the periods then ended, together with related notes.  In preparing this financial information management has used the principal accounting policies as set out in the Company’s annual financial statements and Form 20-F for the year ended 31 December 2007.

(2) Share-based remuneration charges and acquisition-related expenses
Included within the US GAAP income statement for the quarter ended 31 March 2008 are share-based remuneration charges of £3.6 million:  £0.2 million in cost of revenues, £2.4 million in research and development costs, £0.5 million in sales and marketing costs and £0.5 million in general and administrative costs.

(3) Accounts receivable
Included within accounts receivable at 31 March 2008 are £18.1 million (31 December 2007: £24.5 million) of amounts recoverable on contracts.

 (4) Consolidated statement of changes in shareholders’ equity (US GAAP)

	Share capital £’000	Additional paid-in capital £’000	Treasury stock £’000	Retained earnings £’000	Unrealized holding gain/(loss) £’000	Cumulative translation adjustment £’000	Total £’000

At 1 January 2008	672	367,680	(90,000)	234,455	(214)	(18,853)	493,740
Net income	-	-	-	8,942	-	-	8,942
Tax effect of option exercises	-	(524)	-	-	-	-	(524)
Amortization of deferred compensation	-	3,469	-	-	-	-	3,469
Conversion of liability award to equity award	-	1,251	-	-	-	-	1,251
Issuance of shares from treasury	-	-	11,556	(8,903)	-	-	2,653
Purchase of own shares	-	-	(13,019)	-	-	-	(13,019)
Other comprehensive income: Realized gain on available-for-sale security (net of tax of £85,000)	-	-	-	-	214	-	214
Unrealized holding losses on available-for-sale securities	-	-	-	-	(68)	-	(68)
Currency translation adjustment	-	-	-	-	-	1,689	1,689
At 31 March 2008	672	371,876	(91,463)	234,494	(68)	(17,164)	498,347

(5) Consolidated statement of comprehensive income (US GAAP)

	Q1 2008	Q4 2007	Q1 2007	FY 2007
	£’000	£’000	£’000	£’000

Net income	8,942	9,859	9,577	36,842
Realized gain on available-for-sale security, net of tax	214	-	-	-
Unrealized holdings gains / (losses) on available-for-sale securities, net of tax	(68)	237	(230)	(608)
Currency translation adjustment	1,689	10,543	(927)	(6,777)
Total comprehensive income	10,777	20,639	8,420	29,457

10 of 14

(6) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the US GAAP measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude acquisition-related charges, share-based remuneration and restructuring charges and profit on disposal and impairment of available-for-sale investments. All figures in £’000 unless otherwise stated.

	(6.1)	(6.2)	(6.3)	(6.4)
	Q1 2008	Q4 2007	Q1 2007	FY 2007

Income from operations (US GAAP)	11,678	10,482	11,244	42,838
Restructuring costs	718	138	-	1,037
Acquisition-related charge – amortization of intangibles	4,430	4,397	4,655	18,226
Acquisition-related charge – other payments	45	857	397	1,735
Share-based remuneration and related payroll taxes	3,899	3,230	3,872	16,341
Impairment of available-for-sale security	-	1,162	-	1,162
Normalised income from operations	20,770	20,266	20,168	81,339
As % of revenue	30.6%	31.5%	30.3%	31.4%

	(6.5)	(6.6)	(6.7)	(6.8)
	Q1 2008	Q4 2007	Q1 2007	FY 2007

Income before income tax (US GAAP)	12,249	11,529	12,701	48,240
Restructuring costs	718	138	-	1,037
Acquisition-related charge – amortization of intangibles	4,430	4,397	4,655	18,226
Acquisition-related charge – other payments	45	857	397	1,735
Share-based remuneration and related payroll taxes	3,899	3,230	3,872	16,341
Impairment of available-for-sale investment	-	1,162	-	1,162
Normalised income before income tax	21,341	21,313	21,625	86,741

	(6.9)	(6.10)	(6.11)
	31 March 2008	31 December 2007	31 March 2007

Cash and cash equivalents	55,191	49,509	92,595
Short-term investments	36	232	19,069
Short-term marketable securities	-	1,582	15,117
Normalised cash	55,227	51,323	126,781

	(6.12)	(6.13)	(6.14)	(6.15)
	Q1 2008	Q4 2007	Q1 2007	FY 2007

Normalised cash at end of period (as above)	55,227	51,323	126,781	51,323
Less: Normalised cash at beginning of period	(51,323)	(99,284)	(128,494)	(128,494)
Add back: Cash outflow from acquisitions (net of cash acquired)	931	100	2,618	6,014
Add back: Cash outflow from payment of dividends	-	10,534	-	18,547
Add back: Cash outflow from purchase of own shares	13,019	49,568	20,159	128,561
Less: Cash inflow from exercise of share options	(2,653)	(1,740)	(5,509)	(18,892)
Less: Cash inflow from sale of available-for-sale investments	(1,478)	-	-	-
Normalised cash generation	13,723	10,501	15,555	57,059

	(6.16)		(6.17)		(6.18)		(6.19)
	Q1 2008		Q4 2007		Q1 2007		FY 2007

Net income (US GAAP)	8,942		9,859		9,577		36,842
Restructuring costs	718		138		-		1,037
Acquisition-related charge – amortization of intangibles	4,430		4,397		4,655		18,226
Acquisition-related charge – other payments	45		857		397		1,735
Share-based remuneration and related payroll taxes	3,899		3,230		3,872		16,341
Impairment of available-for-sale investment	-		1,162		-		1,162
Estimated tax impact of above charges	(2,816)		(2,928)		(2,849)		(11,523)
Normalised net income	15,218		16,715		15,652		63,820
Dilutive shares (‘000)	1,301,123		1,335,144		1,377,589		1,366,384
Normalised diluted EPS	1.17	p	1.25	p	1.14	p	4.67	p

11 of 14

(6.20) Normalised income statement for Q1 2008

	Normalised	Share-based remuner-ation	Intangible amortiza-tion	Other acquisition -related charges	Restruct- -uring charges	US GAAP
	£'000	£'000	£'000	£'000	£'000	£'000

Revenues
Product revenues	63,817	-	-	-	-	63,817
Service revenues	4,071	-	-	-	-	4,071
Total revenues	67,888	-	-	-	-	67,888

Cost of revenues
Product costs	(5,800)	-	-	-	-	(5,800)
Service costs	(1,772)	(268)	-	-	-	(2,040)
Total cost of revenues	(7,572)	(268)	-	-	-	(7,840)

Gross profit	60,316	(268)	-	-	-	60,048

Research and development	(16,312)	(2,616)	-	(38)	-	(18,966)
Sales and marketing	(11,048)	(508)	-	2	-	(11,554)
General and administrative	(12,186)	(507)	-	(9)	-	(12,702)
Restructuring costs	-	-	-	-	(718)	(718)
Amortization of intangibles purchased through business combination	-	-	(4,430)	-	-	(4,430)
Total operating expenses	(39,546)	(3,631)	(4,430)	(45)	(718)	(48,370)

Income from operations	20,770	(3,899)	(4,430)	(45)	(718)	11,678
Interest	571	-	-	-	-	571

Income before income tax	21,341	(3,899)	(4,430)	(45)	(718)	12,249
Provision for income taxes	(6,123)	841	1,672	16	287	(3,307)

Net income	15,218	(3,058)	(2,758)	(29)	(431)	8,942

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,301,123					1,301,123
Earnings per share – pence	1.17					0.69
Earnings per ADS (assuming dilution)
ADSs outstanding (‘000)	433,708					433,708
Earnings per ADS – cents	6.97					4.10

12 of 14

(6.21) Normalised income statement for Q1 2007

	Normalised	Share-based remuneration	Intangible amortization	Other acquisition-related charges	US GAAP
	£’000	£’000	£’000	£’000	£’000
Revenues
Product revenues	62,300	-	-	-	62,300
Service revenues	4,192	-	-	-	4,192
Total revenues	66,492	-	-	-	66,492

Cost of revenues
Product costs	(5,638)	-	-	-	(5,638)
Service costs	(1,358)	(232)	-	-	(1,590)
Total cost of revenues	(6,996)	(232)	-	-	(7,228)

Gross profit	59,496	(232)	-	-	59,264

Research and development	(16,589)	(2,246)	-	(162)	(18,997)
Sales and marketing	(11,132)	(774)	-	-	(11,906)
General and administrative	(11,607)	(620)	-	(235)	(12,462)
Amortization of intangibles purchased through business combination	-	-	(4,655)	-	(4,655)
Total operating expenses	(39,328)	(3,640)	(4,655)	(397)	(48,020)

Income from operations	20,168	(3,872)	(4,655)	(397)	11,244
Interest	1,457	-	-	-	1,457

Income before income tax	21,625	(3,872)	(4,655)	(397)	12,701
Provision for income taxes	(5,973)	937	1,796	116	(3,124)

Net income	15,652	(2,935)	(2,859)	(281)	9,577

Earnings per share (assuming dilution)
Shares outstanding (‘000)	1,377,589				1,377,589
Earnings per share – pence	1.14				0.70
Earnings per ADS (assuming dilution)
ADSs outstanding (‘000)	459,196				459,196
Earnings per ADS – cents	6.69				4.09

13 of 14

Note

The results shown for Q1 2008, Q4 2007 and Q1 2007 are unaudited. The results shown for FY 2007 are audited.  The financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 240(3) of the Companies Act 1985. Statutory accounts of the Company in respect of the financial year ended 31 December 2007, upon which the Company’s auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act, will soon be delivered to the Registrar of Companies.

 The results for ARM for Q1 2008 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the US GAAP financial statements in the Annual Report and Accounts for the fiscal year ended 31 December 2007 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2007.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995.  These statements are subject to risk factors associated with the semiconductor and intellectual property businesses.  When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements.  It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2007 including (without limitation) under the captions, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademarks of ARM Limited. ARM7, ARM9, ARM11, Cortex and Mali are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries: ARM, Inc.; ARM KK; ARM Korea Ltd.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; ARM Germany GmbH; Keil Elektronik GmbH;  ARM Embedded Technologies Pvt. Ltd.  and ARM Norway, AS.

14 of 14